IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                             IN AND FOR NEW CASTLE COUNTY

          - - - - - - - - - - - - - - - - - x
          KENNETH STEINER, individually and :
          on behalf of all others similarly :
          situated,                         :
                                            :      Civil Action No 14111
                              Plaintiff,    :
                                            :      CLASS ACTION COMPLAINT
               - v. -                       :
                                            :
          RICHARD K. DAVIDSON, JAMES E.     :
          MARTIN, JAMES J. MOSSMAN, HAROLD  :
          A. POLING, ROBERT SCHMIEGE,       :
          SAMUEL K. SKINNER, JAMES R.       :
          THOMPSON, CHICAGO & NORTH WESTERN :
          TRANSPORTATION COMPANY, UNION     :
          PACIFIC COMPANY, and UP RAIL,     :
          INC.,                             :
                                            :
                              Defendants.   :
                                            x
          - - - - - - - - - - - - - - - - -

                    Plaintiff, by and though his attorneys alleges upon information and belief, except as to paragraph 1 which is alleged upon knowledge, as follows:

                                     PARTIES

                    1. Plaintiff Kenneth Steiner is and has been at all relevant times the owner of securities of Chicago &
          North Western Transportation Company ("CNW" or the
          "Company").

                    2. Defendant CNW, a corporation organized and existing under the laws of the State of Delaware with offices in Chicago, Illinois, is engaged in railroad operations through its subsidiary, Chicago & North Western Railway Company ("Railway"). As of December, 1994, CNW had approximately 45 million shares of common stock outstanding.

                    3. (a) Defendant Robert Schmiege ("Schmiege") is and has been at all relevant times CNW's Chairman, President and Chief Executive Officer.

                         (b) Defendant James E. Martin ("Martin") is and has been at all relevant times Executive Vice President and a director of CNW.

                         (c) Defendants Richard K. Davidson
          ("Davidson"), James J. Mossman ("Mossman"), Harold A. Poling ("Poling"), Samuel K. Skinner ("Skinner") and James R. Thompson ("Thompson") are and have been at all relevant times directors of CNW. Defendant Davidson is also Chairman and Chief Executive Officer of defendant Union Pacific Company ("Union Pacific").

                    4.   Defendant UP Rail, Inc., a Delaware
          corporation, owns approximately 29% of CNW's 45 million outstanding shares. UP Rail, Inc. is wholly owned by UP Holdings, Inc., a Utah corporation which in turn is wholly owned by defendant Union Pacific Company. Union Pacific Company, Union Pacific Holdings, Inc. and UP Rail, Inc. are collectively referred to as "Union Pacific." By virtue of its control of CNW, and the agreements between Union Pacific and CNW described herein, Union Pacific is a controlling shareholder of CNW.

                    5.   By virtue of the Individual Defendants'
          positions as directors and/or officers of CNW, and Union Pacific's position as controlling shareholder of CNW, said defendants were and are in a fiduciary relationship with plaintiff and the other public stockholders of the Company, and owe to plaintiff and the other members of the Class the highest obligations of good faith, full disclosure and fair dealing.

                            CLASS ACTION ALLEGATIONS

                    6. Plaintiff brings this action for declaratory, injunctive and other relief on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery and on behalf of all stockholders of CNW (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest who have been or will be harmed as a result of defendants' action.

                    7. This action is properly maintainable as a class action for the following reasons:

                         (a)  The Class of stockholders for whose
          benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are approximately 45 million common shares of CNW outstanding owned by approximately 963 stockholders of record. Members of the Class are scattered throughout the United States.

                         (b)  There are questions of law and fact
          which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached or will breach the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein.

                          (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

                         (d)  Plaintiff is committed to the vigorous
          prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                         (e)  The prosecution of separate actions by
          individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

                         (f)  Defendants have acted and are about to
          act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS

                    8. On or about March 10, 1995, CNW and Union Pacific announced that they had reached an agreement whereby Union Pacific would purchase all of CNW's common stock for $35 cash per share, for a total of 1.2 billion.

                    9. Union Pacific owns approximately 29% of CNW. By virtue of Union Pacific's representation on CNW's board through defendant Davidson, Union Pacific has access to information not publicly available to the Company's stockholders.

                    10.  The timing of Union Pacific's offer to
          acquire CNW was designed to take advantage of the fact that CNW has been experiencing several difficult quarters. However, the Company advised analysts that it expects 1995 revenues to exceed 1994 revenues by 30-35%, which would enable CNW to retire $40-50 million of long-term debt.

                    11. As members of the Board of Directors of CNW, the Individual Defendants owe to its stockholders the highest fiduciary obligations of due care, good faith, loyalty and candor.

                    12. Defendants' fiduciary obligations require them to:

                         (a)  undertake an appropriate evaluation of
          all bona fide offers and take appropriate steps to solicit all potential bids for the Company or its assets;

                         (b) take steps, if appropriate, to negotiate with any other interested third party so as to maximize shareholder value;

                         (c)  act independently, including appointing
          a disinterested committee so that the interests of CNW's public stockholders will be protected.

                    13.  However, the Individual Defendants are
          incapable of making an objective determination in the best interests of the Company and its stockholders. CNW and Union Pacific have entered into various agreements which inextricably intertwine the fortunes of the two companies. In fact, pursuant to a June 21, 1993 Stockholders' Agreement ("Stockholder Agreement") CNW granted Union Pacific a right of first refusal on the sale of all or substantially all of CNW's assets. Additionally, the Stockholder Agreement provides that CNW will use "best efforts" to cause two members of UP's management to be appointed to the CNW board. Accordingly, the Individual Defendants are not in a position to independently consider the offer.

                    14. Moreover, in violation of Union Pacific's obligation as controlling shareholder to offer class members a fair price for their shares, the amount offered by Union Pacific is grossly inadequate in view of the inherent value of CNW, its assets and securities.

                    15. By reason of the foregoing acts, practices and courses of conduct, defendants have breached their fiduciary obligations toward plaintiff and other CNW stockholders.

                    16. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owned to plaintiff and the other members of the Class and may bene-fit themselves in their corporate offices, all to the irreparable harm of the Class, as aforesaid.

                    17. Plaintiff and the other members of the Class will suffer injury unless the unlawful actions complained of herein are enjoined.

                    18. Plaintiff and the Class have no adequate remedy at law.

                    WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

               A.   Declaring that this action is properly
          maintainable as a class action, and certifying plaintiff as class representative.

               B. Declaring that the defendants and each of them have breached their fiduciary duties to plaintiff and the other members of the Class;

               C. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to maximize the value of the Company's securities and to:

                         (a)  undertake and appropriate evaluation of
          alternatives designed to maximize value for CNW's public stockholders;

                         (b)  adequately ensure that no conflicts of
          interest exist between defendants' own interests and their fiduciary obligation to the public security holders or, if such conflicts exist, to ensure that all the conflicts would be resolved in the best interests of CNW's public stockholders; and

               D. Awarding plaintiff and the Class compensatory damages;

               E. Awarding plaintiff and the Class the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

               F. Granting such other and further relief as this Court may deem just and proper.

          Dated:  March 10, 1995

                         ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                          By:
                             _________________________________
                             First Federal Plaza
                             P.O. Box 1070
                             Wilmington, Delaware  19899
                             (302) 656-4433
                             Attorneys for Plaintiff

          OF COUNSEL:

          GOODKIND LABATON RUDOFF
            & SUCHAROW LLP
          100 Park Avenue
          New York, New York  10017
          (212) 907-0700